Exhibit 99.1

UIC Acquisition Presentation, October 8, 2007 (transcript)

Note:

Textron Inc. referred participants on the October 8, 2007 conference call to legends regarding (i) the future availability of tender offer documents and (ii) forward-looking statements, which legends are set forth below.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of UIC. At the time the tender offer is commenced, Textron and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and UIC intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Textron, its wholly-owned subsidiary and UIC intend to mail these documents to the stockholders of UIC. These documents will contain important information about the tender offer, and stockholders of UIC are urged to read them carefully when they become available. Stockholders of UIC will be able to obtain a free copy of these documents (when they become available) and other documents filed by UIC or Textron with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Textron by contacting Textron at 40 Westminster Street, Providence, RI 02903, attention: Investor Relations, or from UIC by contacting UIC at P.O. Box 126, Hunt Valley, MD 21030, attention: Investor Relations.

Forward Looking Information: Certain statements in these materials and other oral and written statements made by Textron from time to time are forward-looking statements, including those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger; (b) the inability to complete the transaction due to the failure to receive required regulatory or other approvals or to satisfy other conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; (e) difficulty or unanticipated expenses in connection with integrating UIC into Textron; (f) the risk that the acquisition does not perform as planned; (g) potential difficulties in employee retention following the closing of the transaction; (h) changes in worldwide economic and political conditions that impact demand for our products, interest rates and foreign exchange rates; (i) performance issues with key suppliers, subcontractors and business partners; (j) Textron’s ability to perform as anticipated and to control costs under contracts with the U.S Government; (k) the U.S. Government’s ability to unilaterally modify or terminate its contracts for the Government’s convenience or for Textron’s failure to perform, to change applicable procurement and accounting policies under certain circumstances, to suspend or debar Textron as a contractor eligible to receive future contract awards; (l) changing priorities or reductions in the U.S. Government defense budget, including those related to Operation Iraqi Freedom, Operation Enduring Freedom and the Global War on Terrorism; (m) changes in national or international funding priorities, U.S. and foreign military budget constraints and determinations, and government policies on the export and import of military and commercial products; (n) legislative or regulatory actions impacting defense operations; (o) the timing of new product launches and certifications of new aircraft products;

(p) the occurrence of slowdowns or downturns in customer markets in which Textron products are sold or supplied; (q) changes in aircraft delivery schedules or cancellation of orders; (r) the efficacy of research and development investments to develop new products; and (s) the launching of significant new products or programs which could result in unanticipated expenses.

Textron Investor Call
October 8, 2007

Corporate Speakers
•	Douglas Wilburne	Textron	VP - IR
•	Ted French	Textron	CFO, EVP
•	Frank Tempesta	Textron	President - Textron Systems

Participants
•	Robert Stallard	Banc of America Securities	Analyst
•	Steve Tusa	JPMorgan	Analyst
•	Louis Sarkes	Chesapeake Partners	Analyst
•	Ilan Sender	Jefferies & Co.	Analyst

PRESENTATION

Operator:  Ladies and gentlemen, thank you for standing by.  Welcome to the Textron investor conference call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session.

(OPERATOR INSTRUCTIONS)

As a reminder, this conference is being recorded.  And I would like to turn the conference over to our host, Mr. Douglas Wilburne, Vice President, Investor Relations.  Please go ahead.

Douglas Wilburne:  Thank you, Linda, and good morning, everybody.  And thanks to all for joining us on such short notice.  The purpose of our call today is to discuss our announced acquisition of United Industrial Corporation, which trades under the ticker symbol UIC on the New York Stock Exchange.

UIC is a holding company which operates through its subsidiary, AAI Corporate, a very successful defense contractor, providing unmanned aircraft and ground control systems and a variety of other aerospace and defense products and services.

We have a slide presentation accompanying our call today.  And you can find it in the Investor Relations section of our website at www.textron.com.

Before we begin our prepared remarks, I’ll refer you to our statement about the future availability of tender offer documents associated with this transaction.  I would also like to inform you that our discussion may include comments about future estimates and expectations.  These forward-looking statements are subject to various risk factors, which are detailed in today’s press release and at the end of the slide presentation.

Joining us today to talk about this acquisition and the strategic rationale for it are Ted French, Chief Financial Officer of Textron, and Frank Tempesta, President of Textron Systems.

With that, I’ll turn the call over to Ted.

Ted French:  Good morning, everyone.  I really appreciate you joining us as this is an important event and a very good day for Textron and its shareholders.  At Textron Systems, we currently

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have a substantial capability in situational awareness, intelligence gathering, and precision weapons.  Together, we provide our customers with premier precision engagement solutions.

Last year, we significantly expanded our capabilities in this area with our acquisition of Overwatch.  Today’s announcement represents exactly the same type of synergistic opportunity and for us to add yet again to that capability.

AAI is headquartered in Hunt Valley, MD, with about 2,500 employees operating in facilities in the U.S., Australia, and the UK, and projected 2007 revenues of almost $700 million.  AAI’s largest operation is their unmanned aircraft systems or UAS business, which comprises about 56% of the company’s revenues.

AAI is a market leader in designing, producing, testing, fielding, and supporting a wide range of advanced tactical UASs.  They’re well positioned in this space being the primary incumbent supplier for the U.S. Army’s tactical unmanned aircraft systems.  They are also one of the few companies to have entered full-rate production and successfully fielded UAS operations for the DoD.

AAI’s second largest product line, representing about 25% of the company’s revenues, consists of a performance-based logistics business and a helicopter engine repair and overhaul operation servicing the Honeywell T53 and T55 engines found on QE2s and Boeing’s CH47s among many others.

Their third product line, making up 14% of the company, designs and manufactures flight line and factory test equipment for aircraft and satellites.  The remaining 5% of AAI provides training systems for onboard naval applications and an advanced programs business that has developed innovative counter-sniper devices, small arms technologies, and unmanned marine vessels.

As you know, we have very strict acquisition criteria.  We look for well-run market leaders with strong brands or an improvement candidate, businesses operating in attractive industries with good growth in returns with opportunities for significant synergies, showing high revenue visibility, and most importantly, the ability to contribute to a doubling in intrinsic value every five years, and AAI meets every one of those.

As the incumbent supplier to the U.S. Army, AAI is a leading tactical UAS provider.  With a proven track record and leading technologies, AAI fits our first criteria of being a very strong, well-run business, a market leader.

The second criteria of being an attractive strong growth industry is also met by this company.  The importance and success of unmanned aircraft systems in Iraq and Afghanistan strongly suggests that this technology will continue to grow for many years to come.

It’s become apparent in the current confrontation that nothing moves safely or effectively on the ground without air support.  And increasingly, unmanned aircraft systems represent the safest, most effective method to provide a critical portion of that support.  Looking forward, we expect the UAS assets will be the first into and the last out of areas of future conflict.  So this business has solid growth prospects.

There’s also been excellent growth in the performance-based logistics and helicopter maintenance business, which we expect to continue based on the age of fielded fleet and their

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heavy usage.  And finally, we see good growth in the balance of AAI’s businesses as well.  So on its own, we believe that AAI has an excellent growth trajectory over the next five years and beyond.  Furthermore, on top of solid organic growth at AAI’s base business, we see substantial revenue synergies, primarily with Textron Systems, but also with Bell Helicopter.

Frank will discuss these shortly, but let me say that similar to our approach with the Overwatch acquisition, we’ve identified a comprehensive set of opportunities at the product or project level that can be pursued.  But we’ve only factored a portion of that total potential into our business space and outlook to assure conservatism in our assessment.

Importantly, with these synergies, this acquisition will contribute in a meaningful way to our overall goal of doubling the intrinsic value of our Company every five years.  And for those of you who have followed our transformation strategy closely, you know that talent is a cornerstone of that strategy.  As was the case with Overwatch, AAI brings with it a cadre of successful business and technical professionals and an excellent leadership team, including Fred Strader, the President and CEO of the company.

Now let’s review the terms of the transaction.  We’ll be paying $81 a share, yielding a total deal value of about $1.1 billion.  That includes about $300 million in convertible debt and options.  We’ll begin the tender process within the next five business days and expect the transaction to close by the end of the year.

Initially, we’ll finance the deal with available cash of about $400 million to $500 million with the balance of funding coming from commercial paper.  Within a month or so, we plan to term out about $350 million of the commercial paper with five to ten year bonds, depending on market conditions at the time.  We estimate that at year end we will have funded the transaction with about $350 million in bonds and the balance of cash and commercial paper as needed.

In terms of valuation, the purchase price reflects a 2008 EBITDA multiple of 11.4 times AAI’s expected results before revenue synergies.  Including relatively modest revenue and operating synergies, the ‘08 EBITDA multiple is 10.9 times.  As you’ll soon see, we expect our synergies to ramp up significantly beginning in ‘09.

Now let’s take a look at the financial highlights beginning with the historical.  As you can see here, AAI’s revenues are expected to reach about $689 million this year with earnings before interest, taxes, and amortization of about $72 million and EBIT, or operating profit, of $68 million.

As you would expect in a predominantly DoD contracting business, margins have been in the 10% range.  You’ll also note that strong growth at AAI reflects both organic expansion, as well as acquisitions.

Looking forward to next year, we expect AAI to be slightly accretive to earnings per share before amortization and dilutive by about $0.09 per share after amortization.  Looking further out over the next five years, we expect base case revenue growth of at least 8.5% a year.  With factored synergy opportunities, we expect an average revenue growth rate of 12% with revenues exceeding $1.2 billion by 2012.  This reflects synergy revenues of about $175 million in 2012.

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We also expect strong operating cash flow of about $70 million in its first full year of Textron operation.  We expect cash flow with grow at a rate of at least 16% through 2007 exceeding revenue growth as we’re able to leverage the fixed cost base of the business.

AAI will become part of Textron’s Bell segment.  A portion of the services and logistics businesses will be integrated into Bell Helicopter.  But the vast majority of the business will operate within Textron Systems.

With that, I’ll turn the call over to the head of our Textron Systems Unit, Frank Tempesta, to give you more information on the company, its products, and our opportunities.  Frank?

Frank Tempesta:  Thank you, Ted.  On behalf of Textron Systems, I’d like to express how thrilled we are with this acquisition.  I’d also like to extent an early welcome to our colleagues from AAI.

AAI’s capabilities significantly strengthen our product and service offerings and extend us into adjacent growth areas.  Following Ted’s brief description of how AAI is structured, let me provide more insight into its exceptional capabilities and platforms for growth.

I’ll start with the UAS group, which designs, manufactures, services and supports a broad range of tactical UASs.  AAI is best known for the Shadow, a tactical UAS that has received tremendous support from the Army.  The Shadow has flown over 200,000 hours, mostly during operations in Iraq and Afghanistan.  And it continues to fly approximately 10,000 hours a month.

However, the value of AAI’s unmanned systems business extends beyond the Shadow and its other aircraft, whether fielded or in development.  The company is also the systems integrator for One System Ground Control Station.  The One System receives and disseminates video imaging remotely and operates unmanned vehicles.  This is the command and control nerve center behind the Shadow.

One System is also emerging as the U.S. Army’s standard system for command and control of unmanned aircraft.  They are using it with other manufacturer’s platforms, including General Atomics’ extended range multipurpose aircraft, which is called Sky Warrior.  These are industry-leading solutions that will give us stronger position in the precision engagement space.  I’ll address this space further in a moment.

The company’s four other groups are focused on attractive niche areas within the defense industry.  The services and logistics group fills critical gaps in our capabilities at both Bell Helicopter and Textron Systems.  Over the past few years, we’ve successfully developed new products for use in the local battlefield.  Having the strong service infrastructure accelerates the fielding of these products.  It also provides us the opportunity to capture incremental value by supporting these products throughout their lifecycle.

This balances our exposure to the DoD, RDT&E, and procurement budgets with the growing DoD operations and maintenance budgets.  Within the services & logistics group, there’s a business called McTurbine, which provides maintenance, repair, and overhaul of helicopter engines.  McTurbine supports Bell Helicopter strategy to expand in the after market.

The Company’s test systems and training systems groups are growing and complement our portfolio products.  For example, the training system group provides performance-based logistic

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solutions for tactical UASs and maintenance trainers for advanced aircraft.  This not only provides additional value to the customer, but strengthens and expands our customer relationships.

Last is the advanced programs group, which is similar to Textron Systems Advanced Solution Center.  Both are focused on identifying emerging technology trends in developing innovative defense solutions.  One of the solutions developed by AAI, which we are very excited about is the projectile detection and cueing product, called PDCue.  We see a lot of potential in business technology on our armored vehicles as well as our other OEM military vehicles.

Now that I’ve briefly described AAI’s products and services, let me share with you why we are so excited to own this company.  First, AAI’s UAS and associated services and logistics business participate in attractive, growing areas in defense.  Owning the tactical UAS provider aligns perfectly with our precision engagement strategy.  And as more and more of our solutions are being deployed in the field, our customers have an increasing need for services and logistics.

As I mentioned earlier, AAI’s capabilities in service and logistics supplement both Bell and Textron Systems offerings.  And these capabilities address some of our critical needs.  Finally, we’ll be able to leverage Textron’s world-class business improvement processes to fuel AAI’s profitable growth.

Let me tell you a bit more about the UAS industry and why we believe it’s so attractive.  We expect the unmanned systems industry covering air, ground, and sea to experience long-term growth.  In a short period of time, we’ve seen greater operational use of unmanned air and ground systems.  We’ve also seen the application of these systems broaden.

In particularly, tactical UASs have established themselves as a critical tool on the battlefield, enhancing the capabilities of both the war fighter and the intelligence analyst.  AAI is an established leader in this industry, serving as either the prime or critical supplier on several tactical UAS opportunities.

With our combined capabilities, I’m confident that we’ll be able to capture a greater share of this space.  I think you’re familiar with our precision engagement strategy, which is shown on slide 12.  AAI is exactly the company we’ve been looking for to continue executing this strategy.  We want to be a major player in the tactical UAS space.  And as the recognized leader, AAI is a clear choice for us.  And their proven service and logistics capabilities make it even more attractive.

AAI offers a critical building block in providing customers with broader and more integrative solutions.  While Overwatch gave us intelligence and situational awareness capabilities, AAI is the glue that binds our products together, whether deploying our precision weapons, responding to our unattended ground centers, integrating with our intelligence software, or benefiting from the services and logistics capabilities that support them all.  As a result, we will be able to more fully address and more successfully integrate each link in the precision engagement continuum, from sensor to shooter.

With so many complementary products and services, we see numerous synergies.  These fall under three major categories, precision engagement solutions, security solutions, and aftermarket.  For example, with precision engagement, AAI offers platforms that can carry our smart munitions.  They also offer the ground stations to control these munitions, as well as our intelligent battlefield systems remotely.

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We also have opportunities in security solutions.  We expect unmanned systems will play an important role in homeland security and related commercial applications, for example, port security.  And as I mentioned earlier, the aftermarket is a significant source of synergies for both Bell Helicopter and Textron Systems.

These represent just a few of the many synergies that we see accelerating our growth.  We expect to generate significant new revenues from these synergies, which as Ted mentioned earlier will reach about $175 million by 2012.  We expect significant growth and synergies beyond 2012 as well.

In summary, I’m excited about the growth opportunities this acquisition creates for Textron Systems and for Textron.  We’ve studied AAI for years.  And following our due diligence process, we’re even more impressed by this company.  In addition to their overall capabilities, AAI has strong leadership and talent throughout their company.  Together with AAI, I expect Textron Systems long and successful track record of delivering profitable growth will continue.

Ted, let me turn the call back over to you.

Ted French:  Thank you, Frank.  In conclusion, guys, we’re really excited about this business because it’s truly a superb strategic fit for Textron Systems and Bell Helicopter.  AAI is a prominent provider in the tactical UAS market.  And as such, we believe we can expand our role in the battlefield precision engagement arena.

The role of unmanned aircraft systems is expected to continue to expand, providing us significant growth opportunities.  And we believe that we can convert this growth into expanding shareholder value.

And with that, we’re happy to open this call up to any questions that you may have.  Operator?  Is operator going to come on and instruct on questions.

Douglas Wilburne:  Linda, we’re ready for questions.

QUESTION AND ANSWER SESSION

Operator:  Okay.  Thank you.  (OPERATOR INSTRUCTIONS)  We do have a question from Robert Stallard from Banc of America.  Please go ahead.

Robert Stallard:  Morning.

Douglas Wilburne:  Hi, Rob.

Robert Stallard:  Just a couple of quick questions — first of all, on Textron Systems, now that you’ve got a fairly big portfolio of defense assets here, do you expect to spin this out of the Bell division at some point in the future.

Ted French:  It depends.  I don’t think we’ve really faced that.  If it gets to be large enough, then clearly driven by its own factors, we’d think about that.  We’ve had that conversation internally.  But I don’t think we’re at the point of making that decision yet.

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Robert Stallard:  Okay.  And secondly, on the business, AAI, how much do you think the revenues over the last few years and into the future have been benefiting from supplemental budgets from the Defense Department.

Ted French:  Frank, you want to take that one?

Frank Tempesta:  Sure.  They have been benefiting from supplemental budgets as all systems that are being used in Iraq extensively.  However, there are also as we go forward—the Army has planning for normal budgets to continue the purchase of the Shadow Systems.

Robert Stallard:  So with your projections that go out several years here, how much of that is based on core Army funding versus your projections for supplemental funding?

Frank Tempesta:  I’d say roughly half.  The supplemental budget funding I think is for the next two years.  And then after that, consistent with the Army plans—and this is the Army plans to fund for the next two years with supplementals and then continue with the normal president’s budgets.

Robert Stallard:  If the supplemental were to start heading down in FY09, that wouldn’t have any difference in terms of your plan.

Frank Tempesta:  Well, that’s what I mean by the two years.  That’s right.  That is what’s planned.  Now remember, the budgets that we’re talking about are two fold.  Number one is for purchasing the original equipment and the systems.  And there’s also operations and maintenance budget, which is not planned or projected over five years, but is extended as needed every year.  And a significant amount of the revenues that will go forward in the next few years are in the O&M side.

So there’s a combination of both the continuing of purchasing new systems as well as the operational maintenance of those systems.  And there’s significant funding available for the O&M part of it.

Robert Stallard:  That’s great.  Thank you.

Operator:  (OPERATOR INSTRUCTIONS)  We do have a question from the line of Steve Tusa from J.P. Morgan.  Please go ahead.

Steve Tusa:  Hi.  Good morning, guys.  Sorry.  Can you hear me okay?

Ted French:  Yes, you’re great.

Frank Tempesta:  Yes, Steve.

Steve Tusa:  Great.  I might break up.  I apologize.  I just wanted to understand the rationale as far as the portfolio’s concerned.  I mean, you guys talked about upping your share repurchase earlier this year.  That’s probably on hold for the time being.  How did you walk through evaluating, buying your stock back versus doing a deal like this that’s dilutive to next year and maybe looks, a touch on the expensive side, to us?

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Ted French:  Well, we’re always looking at what we need to do to maximize the growth in our intrinsic value and ultimately total shareholder return.  And we’re always trading off those things against great acquisitions that we find in the marketplace that can provide more growth in total shareholder return and intrinsic value than simply buying our stock back.

So we’ll probably slow down for a few quarters in share repurchase as a result of this.  But we think ultimately over the next five and 10 years, this has greater value creation opportunities.

Steve Tusa:  Okay.  And then as far as ability to fund this deal, you talked about the commercial paper you’re taking out.  Is there any further info on the evaluation of the industrial portfolio, anything you can do there to maybe wring some cash out to pay for this deal because strategically, obviously, it’s a much more of an attractive part of your aerospace and defense story?  And any update on the industrial portfolio evaluation?

Ted French:  Same answer I always give you, we’re always evaluating everything in our portfolio to try to maximize value for our shareholders.  And we will continue that exercise.

Steve Tusa:  Okay.  Great.  Thanks a lot.

Douglas Wilburne:  Steve, I would add to that, though, that there’s no plan to do anything with the industrial portfolio directly related to financing this deal.  Our cash flow’s coming in very strong this year.  And so it’s primarily cash.

Ted French:  Yes, we’re largely—(inaudible)

Steve Tusa:  Okay.  Great.  Thank you.

Operator:  (OPERATOR INSTRUCTIONS)  We do have a question from the line of Louis Sarkes from Chesapeake Partners.  Please go ahead.

Louis Sarkes:  Hi.  Thank you very much.  Could you just clear up one thing?  What are the expected synergies in 2008?  On the slide presentation, it indicated that you expect this I think at 10.9 times next year’s EBITDA before—or I mean after synergies.  What are you expecting before synergies?  What is that based on?

Ted French:  It’s just a couple of points higher than that.  It’s not a lot of impact in ‘08.  Frank can comment more specifically.  But the interesting thing about his transaction versus a lot of them we look at, there are some cost synergies.  There are some synergies that will come from public company expenses that UIC incurs today.  And we’ll address those fairly quickly.

Louis Sarkes:  Sure.

Ted French:  The real upside opportunity for our merger with this business is around the revenue top side.  And to be honest, that is a slower process—

Louis Sarkes:  Okay.

Ted French:  —than going after cost synergies, which tend to happen up front.  But it’s also what we’re most excited about, the fact that we really do see potentially very, very significant revenue

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synergies.  We’ve only factored about a third of what we think are the possibilities into any of our analysis.

Louis Sarkes:  Okay.  So if it’s as you said, if it’s 11.4 times, next year’s EBITDA just before—with no revenue synergies and taking out the cost synergies, it’s probably going to be a couple of multiple points higher than that.  Is that—?

Ted French:  No, it’s a couple of tenths higher.

Louis Sarkes:  Okay.  Okay.  And the other thing’s what is the number of diluted shares that you’re using just so I know?

Ted French:  I think it’s around 13.  I think they have about—I’m going to give a round number.  So—but I think there are about 10 million shares actually outstanding.  And there’s another 3 million combination of options and convertible debt, which we’re assuming will all convert.

Louis Sarkes:  Okay.  Thank you very much.

Operator:  You have a question from Ilan Sender from Jefferies.  Please go ahead.

Ilan Sender:  Good morning, congratulations.  In terms of regulatory approvals, which approvals are required other than the U.S. antitrust approvals under Hart-Scott?

Ted French:  U.S., German, and Austria I think are the three that are required.

Ilan Sender:  Okay.  So just antitrust approvals.  There’s no defense-related approvals that need to be addressed.

Ted French:  No, we think we have antitrust approvals that are required, and that’s it.

Ilan Sender:  Okay.  And one follow-up question—why did you choose a tender offer versus a regular statutory merger?

Ted French:  I’m not sure I can answer that question.  This is the agreement that we’ve made with the company and their preferred approach.

Ilan Sender:  Okay.  Thank you.

Operator:  You have no further questions at this time.

Douglas Wilburne:  Okay.  If that’s the case, we’d like to thank everybody again for joining us.  And as a reminder, there will be no replay of the call available.  However, a copy of the slides can be found on our website.  Thanks to all.  Have a good day.

Ted French:  Thank you, everyone.

Frank Tempesta:  Goodbye.

Operator:  That does conclude our conference for today.  Thank you for your participation and for using AT&T Executive Teleconference Service.  You may now disconnect.

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